UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SeraCare Life Sciences, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81747T104

(CUSIP Number)

May 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 981,578
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 981,578
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,578
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 299,474
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 299,474
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,474
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12.	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 236,315
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 236,315
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,315
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12.	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,281,052
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,281,052
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12.	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 236,315
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 236,315
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,315
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12.	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,517,367
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,517,367
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,517,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Brian Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,517,367
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,517,367
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,517,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12.	TYPE OF REPORTING PERSON IN, HC

The Reporting Persons (as defined below) previously filed on Schedule 13D with respect to the shares of Common Stock (as defined below) owned by them on November 16, 2006 (with other reporting persons), as amended on May 21, 2007.

Item	1(a)	Name of Issuer:

SeraCare Life Sciences, Inc. (“Issuer”)

1(b)	Address of Issuer’s Principal Executive Offices:

375 West Street

West Bridgewater, MA 02379

Item	2(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are: Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”), Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”), Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”), Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”), Dale Chappell, a United States citizen (“Mr. Chappell”) and Brian Sheehy, a United States citizen (“Mr. Sheehy”). The Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy shall be collectively referred to herein as the “Reporting Persons.”

BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 338 S. Sharon Amity Rd, #202, Charlotte, NC 28211.

The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

2(c)	Citizenship:

Each of the Domestic Fund and QP Fund is a Delaware limited partnership.

The Offshore Fund is a Cayman Islands exempt company.

Each of BH Management and BH Advisors is a Delaware limited liability company.

Each of Mr. Chappell and Mr. Sheehy is a citizen of the United States.

2(d)	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

2(e)	CUSIP Number:

81747T104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),

OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item	4	Ownership
4(a)	Amount beneficially owned:

The Domestic Fund beneficially owns 981,578 shares of Common Stock.

The QP Fund beneficially owns 299,474 shares of Common Stock.

The Offshore Fund beneficially owns 236,315 shares of Common Stock.

BH Management beneficially owns the shares held by the Domestic Fund and QP Fund. BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

Mr. Chappell and Mr. Sheehy are each deemed to beneficially own the 1,517,367 shares of Common Stock owned by BH Management and BH Advisors.

Collectively, the Reporting Persons beneficially own 1,517,367 shares of Common Stock.

4(b)	Percent of Class:

Domestic Fund beneficially owns 981,578 shares of Common Stock representing 5.3% of the outstanding Common Stock.

QP Fund beneficially owns 299,474 shares of Common Stock representing 1.6% of the outstanding Common Stock.

Offshore Fund beneficially owns 236,315 shares of Common Stock representing 1.3% of the outstanding Common Stock.

BH Management beneficially owns 1,281,052 shares of Common Stock held by the Domestic Fund and QP Fund representing 6.9% of the outstanding Common Stock.

BH Advisors beneficially owns 236,315 shares of Common Stock held by the Offshore Fund representing 1.3% of the outstanding Common Stock.

Mr. Chappell and Mr. Sheehy each beneficially owns the 1,517,367 shares of Common Stock collectively owned by BH Management and BH Advisors representing 8.2% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 1,517,367 shares of Common Stock representing 8.2% of the outstanding Common Stock.

4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Not applicable.

(ii)	shared power to vote or to direct the vote:

Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 981,578 shares of Common Stock beneficially owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 299,474 shares of Common Stock beneficially owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 236,315 shares of Common Stock beneficially owned by the Offshore Fund.

(iii)	sole power to dispose or to direct the disposition of:

Not applicable.

(iv)	shared power to dispose or to direct the disposition of:

Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 981,578 shares of Common Stock beneficially owned by the Domestic Fund.

QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 299,474 shares of Common Stock beneficially owned by the QP Fund.

Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 236,315 shares of Common Stock beneficially owned by the Offshore Fund.

Item 5	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of more than Five Percent on behalf of another person:

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

See Exhibit B attached hereto.

Item 9	Notice of Dissolution of Group:

See Exhibit C attached hereto.

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	May 21, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SeraCare Life Sciences, Inc. dated as of May 21, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	May 21, 2007

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By:	/s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By:	/s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

Exhibit B

Identification of Members of the Group

Black Horse Capital LP

Black Horse Capital (QP) LP

Black Horse Capital Offshore Ltd.

Black Horse Capital Management LLC

Black Horse Capital Advisors LLC

Dale Chappell

Brian Sheehy

Exhibit C

Dissolution of Ad Hoc Committee of Equity Holders

Prior to May 17, 2007, the Reporting Persons may have been deemed to be members of a group with certain other participants in an Ad Hoc Committee of Equity Holders (the “Ad Hoc Committee”) of SeraCare Life Sciences, Inc. within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as described in a statement on Schedule 13D jointly filed on November 16, 2006 by the Reporting Persons and other participants in the Ad Hoc Committee (as the same may be amended from time to time, the “AD Hoc Committee Schedule 13D”). For the reasons described in the Ad Hoc Committee Schedule 13D, the Reporting Persons reserved all rights to disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants in the Ad Hoc Committee. The Reporting Persons have filed an amended statement on Schedule 13D on May 21, 2007, disclaiming group membership and any continuing obligation to file jointly with the other members of the Ad Hoc Committee, in light of the dissolution of the Ad Hoc Committee on May 17, 2007. All further reports regarding transactions in the securities of SeraCare Life Sciences, Inc. will be filed, if required, by the individuals and groups comprising the Ad Hoc Committee, but not the Ad Hoc Committee itself.